FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                17 October 2003

                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 17 October 2003.






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


mmO2 plc



2. Name of director


Peter Erskine, David Finch and David Varney



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


Those named in 2 above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Hill Samuel ESOP Trustees Limited



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase under the mmO2 Share Ownership Plan



7. Number of shares / amount of stock acquired


194 shares each



8. Percentage of issued class


De minimis



9. Number of shares/amount of stock disposed


N/A



10. Percentage of issued class


N/A



11. Class of security


Ordinary shares of 0.1p each



12. Price per share


64.25p



13. Date of transaction


10 October 2003



14. Date company informed


17 October 2003



15. Total holding following this notification


Peter Erskine: 536,268

David Finch: 610,522

David Varney: 278,795



16. Total percentage holding of issued class following this notification


De minimis



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Deborah Russell - 01753 628096



25. Name and signature of authorised company official responsible for making this notification


Deborah Russell



Date of Notification


17 October 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 October 2003                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary